UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May 2022

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

On May 27, 2022, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that the Company has delivered a notice of termination (the “Termination Notice”), dated as of May 22, 2022, to Enesoon New Energy Limited, a British Virgin Islands company (“Enesoon”), pursuant to which the Company notified Enesoon and the current shareholders of Enesoon (the “Sellers”) that the Company is terminating the Securities Purchase Agreement, dated as of March 31, 2021, as amended on July 31, 2021 (collectively, the “Agreement”), by and among the Company, Enesoon, the Sellers and Enesoon New Energy (Shen Zhen) Co., Ltd., with immediate effect in accordance with the provisions of the Agreement.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

A copy of the Termination Notice is attached as exhibit 99.2 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated May 27, 2022.
99.2	Notice of Termination of the Securities Purchase Agreement dated May 22, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name:	Lei Yan
Title:	Chairman, Chief Executive Officer

Dated: May 27, 2022